Via EDGAR

December 11, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spark Energy, Inc.
Registration Statement on Form S-3
Filed August 14, 2015
File No. 333-206391

Ladies and Gentlemen:

Set forth below are the responses of Spark Energy, Inc. (“we,” “our” or “us”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2015, with respect to the above-captioned filing (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR an Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, the exact text of the comments provided by the Staff has been included in bold, italicized type preceding each response in the order presented in the comment letter.

General

1.	We note your response to comment 1 and we re-issue this comment as it relates to whether your selling stockholders are your parents. In this regard, we note your response that the selling stockholders “are owned by [y]our Chairman and founder.” In light of the selling stockholder’s relationship to you, this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933 and instead represent a primary offering. Please identify the selling stockholders as underwriters and disclose that this is a primary offering. Alternatively, tell us why the selling stockholders are not your parents, given their relationship to you. Refer to Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

Securities and Exchange Commission

December 11, 2015

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the prospectus and pages 1, 10, 16, 21 and II-5 of Amendment No. 1 to identify Retailco, LLC and NuDevco Retail, LLC (collectively, the “selling stockholders”) as underwriters and to disclose that the offering of shares of our Class A common stock by the selling stockholders will be deemed to be a primary offering.

2.	As a related matter, please consider telling us how you are eligible to conduct a primary offering on Form S-3, consistent with prior comment 2.

RESPONSE: We intend to rely on General Instruction I.B.6 to register this primary offering. We acknowledge that under General Instruction I.B.6, no more than one-third of the aggregate market value of the voting and non-voting common equity held by our non-affiliates, or public float, may be sold during a 12-month period immediately prior to, and including, any sale so long as our public float remains below $75.0 million. We are registering 10,750,000 shares of our Class A common stock for future sales and, although these shares may be sold from time to time, in no event will such sales exceed one-third of our public float during a 12-month period so long as our public float remains below $75.0 million. Accordingly, we have revised the disclosure on the outside front cover of the prospectus included in Amendment No. 1 pursuant to the requirements of General Instruction I.B.6.

3.	In light of your response to comment 3, please tell us how the number of shares registered for resale represents a good-faith estimate of the maximum number of shares that you may issue upon conversion. Also, explain to us how you calculated the number of shares that are being registered for resale. For guidance, refer to Question 139.10 of our Securities Act Sections Compliance and Disclosure Interpretations.

RESPONSE: We respectfully submit that the number of shares registered for resale represents a good-faith estimate of the maximum number of shares that we may issue upon conversion, calculated in accordance with Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretations (“C&DI 139.10”). C&DI 139.10 provides that in instances where the number of shares issuable upon a conversion of convertible securities is indeterminate, the registrant must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale.

On August 1, 2014, we, Spark HoldCo, LLC (“Spark HoldCo”) and the selling stockholders (or its predecessor-in-interest, in the case of Retailco, LLC) entered into the Second Amended and Restated Limited Liability Company Agreement of Spark HoldCo (the “Spark HoldCo LLC Agreement”). Pursuant to the Spark HoldCo LLC Agreement, the selling stockholders generally have the right to exchange their Spark HoldCo units (and a corresponding number of shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. The Spark HoldCo LLC Agreement further provides that we and Spark HoldCo have the option of giving the selling stockholders cash in an amount equal to the Cash Election Amount (as defined therein) in lieu of shares of our Class A common stock (the “Cash Election Option”).

In aggregate, the selling stockholders currently hold 10,750,000 Spark HoldCo units and an equal number of shares of our Class B common stock. If the selling stockholders elect to

Securities and Exchange Commission

December 11, 2015

exercise their exchange right (and assuming neither we nor Spark HoldCo elects the Cash Election Option), we will be contractually obligated to issue 10,750,000 shares of our Class A common stock to them. Alternatively, if either we or Spark HoldCo elects the Cash Election Option and pays any amount of cash to the selling stockholders in lieu of shares of our Class A common stock that we would otherwise have had to issue to them upon conversion, we will issue less than 10,750,000 shares of our Class A common stock to the selling stockholders.

Accordingly, because the maximum number of shares of our Class A common stock issuable to the selling stockholders upon conversion is 10,750,000 (whether or not the Cash Election Option is exercised), we believe, in accordance with C&DI 139.10, that same number should be the number of shares registered for resale.

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Securities and Exchange Commission

December 11, 2015

Please direct any questions or comments regarding the foregoing to me at (713) 600-2600 or Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Sincerely, SPARK ENERGY, INC.

/s/ Gil Melman
Gil Melman Vice President, General Counsel and Corporate Secretary

cc:	Nathan Kroeker
Sarah K. Morgan, Vinson & Elkins L.L.P.